UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Heglovich LLC (dba For Bitter For Worse)

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Oregon

   Date of organization
   December 17, 2018

Physical address of issuer
835 N Simpson, Portland, OR 97217

Website of issuer
https://forbitterforworse.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of convertible notes ("Crowd Notes") of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted
☑ Yes
☐ No

Oversubscriptions will be allocated
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$400,000.00

Deadline to reach the target offering amount
February 14, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$59,453.00	$3,308.00
Cash & Cash Equivalents	$10,037.00	$3,308.00
Accounts Receivable	$10,630.00	$0.00
Accounts Payable	$7,831.00	$2,594.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$98,266.00	$4,158.00
Cost of Goods Sold	$48,313.00	$9,456.00
Taxes Paid	$0.00	$0.00
Net Income	($77,030.00)	($62,483.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


November 4, 2021

FORM C/A

Up to $400,000.00

Heglovich LLC
(dba For Bitter For Worse)





Explanatory Note


Heglovich LLC, (the Company), is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on September 16, 2021. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G) and to update select financial metrics.


Crowd Note


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Heglovich LLC (dba For Bitter For Worse), an Oregon limited liability company (the "Company," as well as references to "we," "us" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in securities of the Company (the "Securities").

Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $400,000.00 from Investors in the offering of notes (the "Crowd Notes") described in this Form C/A (this "Offering"). The minimum amount of Crowd Notes that can be purchased is $100.00 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Company shall pay to the Intermediary a fee consisting of a five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be also entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$400,000.00	$20,000.00	$380,000.00

[1]   This excludes fees to the Company's advisors, such as attorneys and accountants.
[2]   The issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://forbitterforworse.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is November 4, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any on-going annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://forbitterforworse.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Heglovich LLC is an Oregon limited liability company formed on December 17, 2018. The Company is currently also conducting business under the name of For Bitter For Worse.

The Company is located at 835 N Simpson, Portland, OR 97217.

The Company's website is https://forbitterforworse.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

For Bitter For Worse makes complex cocktails with love, not alcohol. We manufacture our bottled drinks with organic, fair-trade botanicals and market them primarily online to the growing ranks of the sober and sober-curious community, as well as anyone not drinking alcohol for any reason on any given occasion.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review Exhibit B to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$400,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$400,000 Principal Amount
Purchase price per Crowd Note	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 14, 2022
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mischelle (Shelley) Elkovich and Jeffrey (Jeff) Heglie in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to them in the event of their death or disability. Therefore, if Shelley or Jeff should die or become disabled, the Company will not receive any compensation to assist with her or his absence. The loss of Shelley or Jeff could materially adversely affect the Company and its business, operations and financial condition.

The development and commercialization of our beverages is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing beverages and thus may be better equipped than us to develop and commercialize beverages. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of its board of directors, executive officers and key employees.

In particular, the Company is dependent on Jeff Heglie and Shelley Elkovich who are our co-founders and have both been since December 17, 2018. The Company has or intends to enter into employment agreements with Jeff and Shelley although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jeff, Shelley or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the creation of our beverages, including botanicals, teas, juices, and juice concentrates, and other ingredients from a number of domestic and foreign third-party suppliers. The demand for certain ingredients such as monk fruit powder has grown in the United States has increased, and prices have risen accordingly. Botanicals, teas, juices, and juice concentrates are agricultural products and therefore many outside factors, including weather conditions, farmers rotating production to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of agricultural products each year, and significant failure of a crop would adversely affect our costs. Severe product shortages could expose us to the cost of reformulating and re-labeling our products to use substitute ingredients.

We rely on other companies to provide ingredients and packaging for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of ingredient components of our products, or from whom we acquire such items, do not provide ingredients or packaging which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular ingredient or packaging format.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We depend on third-party service providers for a variety of services and we outsource a number of our non-core functions and operations. We plan to engage third-party service providers for future operations and product releases/ packaging formats, such as contract/ mobile canning.
In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-formulation costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We

also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. Changes in weather conditions, and in particular extreme weather events, may affect the availability and/or price of our ingredients, some of which grown and produced overseas.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our net sales for the year ended December 31, 2020 resulted from sales of our three beverage varietals. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing varietals of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

As a food production company, all of our products must be compliant with regulations set by the U.S. Food and Drug Administration (the "FDA").
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. Quarantines and lockdowns have prevented our employees and contractors from pursuing in-person marketing and product demonstrations and may continue to do so in the future. Quarantines and lockdowns may also affect the availability of employees for our manufacturing. Quantities and lockdowns have slowed deliveries of our suppliers and may continue to slow deliveries of our ingredients or packaging, or affect our ability to fulfill orders. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the FDA, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government

programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brand.

Our business depends on acceptance by both our end consumers as well as potential independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brand. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our business, operations and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among non-alcoholic beverage products;

- changes in consumer perception regarding the healthfulness of our products;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding non-alcoholic beverage products or similar products;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and

- new science or research that disputes the healthfulness of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The botanicals, teas, juices, and juice concentrates, and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

We currently depend exclusively on one location to manufacture all of our products.

The loss of facility or the inability of this facility to manufacture or products and fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

The ability to engage third-party distributors will affect our long-term financial results.
We plan seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors will be important for our success. If we fail to attract distributors and/or our distributors do not market and promote our products above the products of our competitors, our future business, financial condition and results of operations could be adversely affected.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase significant quantities of ingredients such as botanicals, juices, and juice concentrates. In addition, we purchase and use significant quantities of glass bottles to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We store sensitive data, including intellectual property, our proprietary business information and that of our suppliers and business partners, and personally identifiable information of our customers and employees, on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there

could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation, which could adversely affect our business.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, and changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company,

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and may convert such Securities at its sole discretion and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there

will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the members for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
For Bitter For Worse makes complex cocktails with love, not alcohol. We manufacture our bottled drinks with organic, fair-trade botanicals and market them primarily online to the growing ranks of the sober and sober-curious community, as well as anyone not drinking alcohol for any reason on any given occasion.

Business Plan
For Bitter For Worse non-alcoholic cocktails are "super natural" adult beverages—robust, complex, layered cocktails free from alcohol, added "natural" or artificial flavors, preservatives, or sketchy hidden additives. Rather than refined sugar or lab-made sugar alcohols, we use 100% pure, non GMO monk fruit and organic fruit juice or organic maple syrup for sweetness. A truly

inclusive beverage, For Bitter For Worse offers adults who are moderating or abstaining from alcohol (for whatever reason) a celebratory, sophisticated option.

In addition to our primary sales channel, forbitterforworse.com, For Bitter For Worse is available at online and brick & mortar bottle shops, regional grocers, and in specialty shops nationwide. We intend to increase our production capacity, and we'll work to expand our presence in retail outlets, with initial emphasis on the West Coast, aggressively pursue larger grocery accounts, and work toward national and international distribution. As the hospitality industry recovers from the COVID-19 pandemic, we aim to develop on-premises sales with select restaurants and bars.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Eva's Spritz	Sparkling non-alcoholic aperitif, made with over a dozen botanicals. Sold in 750 ml sharing format, and individual 6oz servings.	Direct to consumer through company website, third-party sellers, wholesale to online and brick & mortar specialty, grocery, and bottle shops.
The Saskatoon	Herbaceous, botanical non-alcoholic drink suited for meal pairings, flavor profile similar to red wine. Sold in 750 ml sharing format, and individual 6oz servings.	Direct to consumer through company website, third-party sellers, wholesale to online and brick & mortar specialty, grocery, and bottle shops.
Smoky No.56	Potent non-alcoholic cocktail made with smoked tea and botanicals. Sold in 750 ml sharing format, and individual 6oz servings.	Direct to consumer through company website, third-party sellers, wholesale to online and brick & mortar specialty, grocery, and bottle shops.

The six-ounce bottles are primarily sold in a sampler pack trio. Summer 2021 we launched a monthly subscription service, as well as limited-edition drink kits featuring one six-ounce bottle, barware, and cocktail recipes.

New Product Roadmap:
- Eva's spritz in single-serve can (Spring 2022)
- New release canned sparkling varietal (Spring 2022).

We sell primarily direct to consumer, through our own website. We also sell wholesale to online bottle shops, specialty retail brick and mortar stores, and Oregon grocers. We self-distribute nationally through a drop ship platform (Faire.com). Expansion into bars and restaurants is planned once the hospitality industry stabilizes from the effects of COVID-19.

Competition

For Bitter For Worse operates in a competitive and rapidly changing global marketplace and competes with a variety of organizations which offer similar products. Competitors include companies such as Curious Elixirs, Mingle, Drink Ghia, Lyre's, and Seedlip.

Customer Base

Our target customers are affluent adults with sophisticated palates who are either reducing their alcohol consumption or abstaining from alcohol altogether. The majority of our customers are women in urban markets, ages 25-55, although we have customers throughout the United States (besides Alaska and Hawaii) who range in age from early 20s to 84.

Intellectual Property

Patents

Application or Registration#	Title of Invention	Filing Date	Issue Date	Country
63/223,022	Process for creating low alcohol and nonalcoholic beverages through distillation	July 18, 2021	Pending	US

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6076038	IC 032. US 045 046 048. G&S: Syrups for beverages; Non-alcoholic cocktail bases; Non-alcoholic cocktail mixes	For Bitter For Worse	April 2, 2019	June 9, 2020	US
88570877	IC 032. US **. G&S: Non-alcoholic cocktails;	Reverse Bootlegging	August 8, 2019	Pending	US

	Non-alcoholic cocktail bases.				

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Beverage Manufacturing	US FDA	Food Canning Establishment Registration	December 19, 2019	December 19, 2019
Beverage Manufacturing	Oregon Department of Agriculture	Food Processing Establishment	January 7, 2020	January 7, 2020

Our business has been and will continue to be subject to the FDA and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 835 N Simpson, Portland, OR 97217.

The Company conducts business in Oregon.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$20,000
General Marketing	66.00%	$16,500	55.00%	$220,000
Equipment Purchases	0.00%	$0	15.00%	$60,000
Future Wages	29.00%	$7,250	25.00%	$100,000
Total	**100.00%**	**$25,000**	**100.00%**	**$400,000**

The Use of Proceeds chart is not inclusive of fees paid for use of this Form C/A iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of Crowd Notes raised in the Offering and will receive a number of Crowd Notes that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above.

MANAGERS, MEMBERS AND EMPLOYEES

Managers & Members
The managers, members, and employees of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mischelle ("Shelley") Elkovich

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder and Majority Managing Member, December 2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Shelley Elkovich is a co-founder of For Bitter For Worse and the Company's Majority Managing Member. She is responsible for the Company's strategic direction and corporate affairs, which include the duties of chief executive and marketing officers. She holds a Bachelor of Arts in English Language and Literature from Wellesley College and a Master of Fine Arts from the Vermont College of Fine Arts.

Other experience includes:

Prior to For Bitter For Worse, Shelley was a community organizer and activist. She held a board seat for the non-profit Klamath Siskiyou Wildlands in southern Oregon for 13 years. She was also board president for five years. Shelley oversaw the organization's donor program and was the lead coordinator for fundraising and auction events. She also participated and aided in the merger and absorption of another smaller non-profit. Shelley was also an author and writer from 2014 to 2018 while she was in grad school studying for her MFA. Her fiction works have been published in the print literary journal The Flexible Persona, the Dr. TJ Eckleburg Review, and Ellipsis Zine.

Name
Jeffrey ("Jeff") Heglie

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder and Managing Member, December 2018 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jeff Heglie is a co-founder of For Bitter For Worse and one of the Company's Managing Members. He is responsible for the Company's administrative affairs, which include the duties of financial and operational officers. He holds a bachelor's degree in Geophysics from the Massachusetts Institute of Technology and holds graduate degrees from the University of California, Berkley and the University of Nevada, Reno.

Other experience includes:

Senior Project Manager, Acton Mickelson Environmental. 1993 to 2018

Jeff served as a Senior Project Manager, Lead Hydrogeologist, and Lead Technical Investigator for Acton Mickelson Environmental Consulting for 25 years. He managed groundwater investigation and remediation projects, and environmental investigation and remediation of hazardous waste in previously developed or contaminated brownfield areas. He routinely interfaced with clients and managed project portfolios with up to $4.5 million in annual billings.

Indemnification
Indemnification is authorized by the Company to its directors, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees located in Oregon.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Ownership Interests
Voting Rights	At a duly convened meeting of the Members, each Member has a right to vote in proportion to the Member's percentage interest in the Company. Matters submitted at such a meeting will be approved by unanimous consent of the Members present. Members holding 48 percent of the ownership interests shall constitute a quorum.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Shopify Capital
Amount outstanding	$11,376.38[1] (November 2, 2021)
Interest rate and payment schedule	10% interest is incorporated into the principal in lieu of interest with a repayment schedule of 14% of monthly revenues through sales purchased through the Shopify platform.
Amortization schedule	Variable, remittance set at 14% of sales on Shopify platform.
Describe any collateral or security	Sales through Shopify platform.
Maturity date	March 25, 2022[2]

Type of debt	Bank loan
Name of creditor	Micro Enterprise Services of Oregon
Amount outstanding	$10,000.00
Interest rate and payment schedule	Interest is charged at 5% per annum and shall begin to accrue on amounts as they are advanced and shall be paid monthly based on monthly amortization, starting with the first full month after the first advance.
Amortization schedule	30 months.
Describe any collateral or security	Production equipment, specifically: (i) Brite Tank Jacketed, (ii) Counter Pressure Bottle Filler; (iii) Enolmatic Bottle Filler, (iv) Unjacketed 2-bbl Brite Tank, and (v) Mixing Tank.
Maturity date	November 15, 2023
Other material terms	$4,000 of principal is forgivable, contingent on consistent loan payments, quarterly updated statements about the business, demonstration of job retention and/or growth, maintenance of 100% ownership of company, provision of quarterly financial statements and other items.

[1] The original loan balance was $25,300.00 on March 27, 2021, of which $19,024.971 was outstanding as of June 30, 2021.
[2] This maturity date is merely an estimate as it is variable and subject to the rate of projected sales of the Company.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mischelle Elkovich	52.0%
Jeffrey Heglie	48.0%

The Company has not conducted any other exempt offerings.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Heglovich LLC (dba For Bitter For Worse) (the "Company"), is a limited liability company duly organized under the laws of the state of Oregon. The Company has been self-funded to date, with the exception of commercial loans. Revenue generation began, in earnest, when the Company's products hit store shelves in January 2020. The Company recorded net operating losses in 2020 and 2019 of $77,030 and $62,483, respectively. Management's plans intended to mitigate continued operating losses include plans to raise funds to continue operations through this Reg CF offering. Following the Offering, assuming it is fully subscribed, the Company believes it should have enough liquidity to execute its business plan until Q4 of 2022. Currently the focus is on growing the For Bitter For Worse brand and sales, rather than generating profits. The Company is not certain when or if it will generate profits in the future, and intends to devote resources to building the brand, expanding to other markets, and increasing sales in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: 1) increasing sales and annual run rate; and 2) expanding its presence in retail outlets, with an emphasis on the West Coast. The Company believes reaching these goals can be achieved by 1) adding equipment to its new dedicated manufacturing facility to increase production, meet demand, and to gain efficiencies; 2) completing a re-branding including the creation of new product labels; and 3) piloting a new line of product packaging in single-serving cans.

Liquidity and Capital Resources

The Offering proceeds are essential to the Company's operations. It plans to use the proceeds as set forth above under "Use of Proceeds," which is an indispensable element of the business strategy. The Offering proceeds will have a beneficial effect on the Company's liquidity, as it currently has $25,173 in cash on hand as of Nov. 2, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to $400,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 14, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $400,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's assets value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the

Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering materials and the Crowd Notes in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap

The Valuation Cap shall be $3,000,000.00 for the aggregate amount of Crowd Notes first raised up to $150,000 by the Company and $4,000,000.00 for the aggregate amount of Crowd Notes raised by the Company over $150,000 thereafter.

Discount

20%

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives ownership interests at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000.00 in this Offering, then the specified event upon which the Crowd Notes would convert into ownership interests of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into ownership interests of our Company upon the earlier of (i) our Company's election to convert your Crowd Notes, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Notes then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Notes, your Crowd Notes is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines a "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred ownership interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale (or series of related sales).

If the Crowd Note converts into preferred ownership interests in connection with a Qualified Equity Financing, then we will convert the Crowd Note into preferred ownership interests that are issued in connection with the Qualified Equity Financing, which we refer to as the "Conversion Interests", equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive ownership interests of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one (1) minus any applicable Discount (20%), and (b) the price paid for ownership interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our owner interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred ownership interests or equity interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred ownership interests that is identical in all respects to preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per ownership interest of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of ownership interests of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred ownership interests of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our ownership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Member or Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any member or equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Aubyn Heglie
Relationship to the Company	Founders' daughter
Total amount of money involved	$4,295.50
Benefits or compensation received by related person	Payment for services rendered at current billing rate of $22 per hour. Total $2,194.50 for March through October 2021.
Benefits or compensation received by Company	Marketing services as detailed below
Description of the transaction	Purchased services. Contract work for creating social media and CRM, content (image/ video/ text) for Instagram/ Facebook and email campaigns. Contract work for producing tasting events in New York City.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/*Mischelle Elkovich*
(Signature)

Mischelle Elkovich
(Name)

Co-founder and Majority Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/*Mischelle Elkovich*
(Signature)

Mischelle Elkovich
(Name)

Co-founder and Majority Managing Member
(Title)

November 4, 2021
(Date)

/s/Jeffrey Heglie
(Signature)

Jeffrey Heglie
(Name)

Co-founder and Managing Member
(Title)

November 4, 2021
(Date)

I, Mischelle Elkovich, being the founder of Heglovich LLC, an Oregon limited liability company (the "Company"), hereby certify as of the date hereof that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/*Mischelle Elkovich*
(Signature)

Mischelle Elkovich
(Name)

Co-founder and Majority Managing Member
(Title)

November 4, 2021
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Video Transcript
Exhibit F	Pitch Deck
Exhibit G	Webinar Transcript

EXHIBIT A
Financial Statements

HEGLOVICH, LLC dba FOR BITTER FOR WORSE

Reviewed Financial Statements for The Years Ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Heglovich, LLC dba For Bitter For Worse
Portland, OR

We have reviewed the accompanying financial statements of Heglovich, LLC dba For Bitter For Worse (a limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 8, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HEGLOVICH, LLC dba FOR BITTER FOR WORSE, LLC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

_____

	2020	**2019**
ASSETS		
CURRENT ASSETS		
Cash	$ 10,037	$ 3,308
Accounts Receivable	10,630	-
Inventory	10,422	-
Work In Progress	4,410	-
TOTAL CURRENT ASSETS	35,498	3,308
NON-CURRENT ASSETS		
Fixed Assets	13,507	-
Accumulated Depreciation	(388)	-
Intangible Assets	20,055	-
Accumulated Amortization	(9,219)	-
TOTAL NON-CURRENT ASSETS	23,955	-
TOTAL ASSETS	59,453	3,308
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	7,831	2,594
TOTAL CURRENT LIABILITIES	7,831	2,594
NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	7,831	2,594
MEMBERS' EQUITY		
Additional Paid in Capital	191,635	63,696
Retained Earnings (Deficit)	(140,013)	(62,982)
TOTAL MEMBERS' EQUITY	51,622	714
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 59,453	$ 3,308

Unaudited - See Independent Accountant's Review Report and accompanying notes, which are an integral part of these 1
financial statements.

HEGLOVICH, LLC dba FOR BITTER FOR WORSE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

		2020		**2019**
Operating Income				
Sales	$	98,266	$	4,158
Cost of Goods Sold		48,313		9,456
Gross Profit		49,952		(5,298)
Operating Expense				
Selling & Marketing		64,868		38,596
General & Administrative		26,188		11,893
Rent		19,221		1,400
Amortization		9,219		-
Legal & Professional		5,968		1,879
Research & Development		1,131		3,418
Depreciation		388		-
		126,983		57,185
Net Income from Operations		(77,030)		(62,483)
Net Income	$	(77,030)	$	(62,483)

HEGLOVICH, LLC dba FOR BITTER FOR WORSE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (77,030)	$ (62,483)
Change in Accounts Payable	5,237	2,594
Change in Accounts Receivable	(10,630)	-
Change in Inventory	(10,422)	-
Change in Work In Progress	(4,410)	-
Depreciation	388	-
Amortization	9,219	-
Net Cash Flows From Operating Activities	(87,648)	(59,889)
Cash Flows From Investing Activities		
Payment of Fixed Assets	(13,507)	-
Purchase of Fixed Assets	(20,055)	-
Net Cash Flows From Investing Activities	(33,562)	-
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	127,938	63,197
Net Cash Flows From Financing Activities	127,938	63,197
Cash at Beginning of Period	3,308	-
Net Increase (Decrease) In Cash	6,728	3,308
Cash at End of Period	$ 10,037	$ 3,308

Unaudited - See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

HEGLOVICH, LLC dba FOR BITTER FOR WORSE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Members' Contributions	Retained Earnings	Total Members' Equity
Balance at December 31, 2018	$ -	$ (499)	$ (499)
Increase in Contributions	63,696		63,696
Net Income		(62,483)	(62,483)
Balance at December 31, 2019	$ 63,696	$ (62,982)	$ 714
Increase in Contributions	127,938		127,938
Net Income		(77,030)	(77,030)
Balance at December 31, 2020	$ 191,635	$ (140,012)	$ 51,622

Unaudited - See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Heglovich, LLC dba For Bitter For Worse ("the Company") is a limited liability company organized under the laws of Oregon. The Company produces non-alcoholic cocktails and bottled drinks.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in 2020 of $77,030 and 2019 of $62,483.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 08, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020, the Company has accrued a reserve of $0 for doubtful accounts.

Inventory

The Company values inventory at the lower of historic cost or market value.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of web-based application the company developed in 2020 and will be tested for impairment in following years.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in April 2021 and will convert to a month-to-month lease arrangement. $2,400 is payable to the tenant for each month the Company occupies the office space until the month-to-month lease agreement is terminated. Additional utility expenses may be the responsibility of the Company if the conditions outlined in the lease agreement are met.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Oregon.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 8, 2021, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: For Bitter For Worse

Market: Food and Beverage

Product: Non-alcoholic craft cocktails

Company Highlights

- Featured in publications such as the *New York Times, Self Magazine, GQ, Imbibe, NYT Wirecutter,* and *SevenFifty Daily*
- Online return customer rate jumped from 17.5% in Q4 2020 to 29.6% in February 2021
- Submitted a patent application for the reverse bootlegging process it uses to create its alcohol-free beverages; the patent is currently pending
- When compared to the same period in 2020, revenue for 2021 has increased 700% through July 2021

EXECUTIVE SNAPSHOT

For Bitter For Worse creates non-alcoholic cocktails for discerning drinkers who are abstaining from alcohol for whatever reason, and who seek both complexity and the highest integrity of ingredients. The company uses a multi-step process to create layered, robust drinks. One step in the process is a "reverse bootlegging" distillation technique, through which the alcohol is removed from a mixture of organic botanicals. This patent pending method was developed to maximize depth of flavor without the use of natural or artificial additives. The company was founded in 2019 and has already begun generating revenue. As of July 2021, For Bitter For Worse has recorded more than $172,000 in sales since inception with 50% growth year-over-year thus far. The company is headquartered in Portland, Oregon and is run by the wife-and-husband team Shelley Elkovich and Jeff Heglie. For Bitter For Worse has been featured in two *New York Times* articles, and other publications including *GQ* and *Self Magazine*.





MicroVentures

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to <u>Regulation CF investment limits</u>, are not inclusive of lower dollar amount perks, except where otherwise noted.

Early Bird Perks

Investors who purchase the first 150,000 Crowd Notes, and thereby fund the first $150,000, will receive Crowd Notes with a conversion provision based on a $3 million valuation cap instead of a $4 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into preferred ownership interests at a price based on the lower of (A) a 20% discount to the price per preferred ownership interests paid for preferred interests by investors in the qualified equity financing or (B) the price per preferred ownership interests based on a $3 million valuation cap (instead of $4 million). Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

$250+	A $30 FBFW Gift Card and a handwritten card from the founders!
$500+	A $30 FBFW Gift Card, a limited-edition t-shirt, and a handwritten card from the founders!
$1,000+	A FBFW Drinks Kit, a limited-edition t-shirt, and a handwritten card from the founders!
$2,500+	A shipment of three bottles, a limited-edition t-shirt, a limited-edition enamel camp mug, and a handwritten card from the founders!
$5,000+	A shipment of six bottles, a limited-edition t-shirt, a limited-edition enamel camp mug, 10% discount for life, and a handwritten card from the founders!
$10,000+	Three months of Drinks Club (four bottles of your choosing delivered monthly), a limited-edition t-shirt, a limited-edition enamel camp mug, 10% discount for life, and a handwritten card from the founders, plus a VIP ticket to our PDX HQ Annual Patio Party, membership in our Tasters' Table (first taste and feedback on new varietals), and a Next Level Serve cocktail recipe developed and named per your request!
$25,000+	A year of Drinks Club (4 bottles of your choosing delivered monthly), a limited-edition t-shirt, a limited-edition camp mug, 10% discount for life, a hand-written note from the founders, plus a VIP ticket to our PDX HQ Summer Bash, membership in our Tasters' Table (first taste and feedback on new varietals) and a Next Level Serve cocktail recipe developed and named per your request, and a tour of our facility with the founders.



Opportunity

The sober-curious social movement is gaining prominence in our culture. Many point to trends driven by millennials, and others indicate health priorities across all demographics as key drivers.[i] There is no denying that low- or no alcohol beverages are on the rise. Hashtags on social media like #SoberCurious, #SoberIsSexy, #SoberLife, and #SoberSaturday are appearing in news feeds, and multiple Instagram influencers now anchor their online identities with a sober lifestyle. According to the World Health Organization, the number of alcohol drinkers has decreased 5% globally since 2020[ii], and Nielsen data shows that health-conscious millennials are driving the new mindful drinking movement, with 66% making efforts to reduce their alcohol consumption.[iii]

In January 2021, Bacardi predicted 400% growth over the next four years in the low- and no alcohol beverage category. The company also noted that sober-curious consumers are emerging as a strong cohort similar to flexitarians, who take a flexible approach to vegan and vegetarian diets. These low- and no alcohol consumers appear to embrace this flexible approach in order to reduce their alcohol consumption. This interest in lowering alcohol consumption is also evident in the recent spritz culture trends emphasizing low-proof leisurely drinking.[iv]

Moreover, increasing participation in Dry January, Dry July, Sober September, and Sober October, as well as the emergence of "sober" bars are driving demand for sophisticated non-alcoholic cocktails. Booze-free bars create a similar social and drink experience to traditional bars, without the alcohol. These bars have popped up in major U.S. cities, including Austin, Chicago, Denver, New York, Portland, San Francisco, and Seattle.[v] We're delighted that For Bitter For Worse cocktails are served at many of them.

We make complex cocktails with love, not alcohol.
We're different.

Here are a few things that we believe make our drinks and our brand special:

- We consider added flavors and preservatives to be undesirable lab-made shortcuts. We don't take shortcuts in producing our cocktails. Instead, we use real botanicals, including Douglas fir tips that we forage ourselves, and a patent-pending "reverse bootlegging" distillation method.

- We produce our drinks ourselves in our own facility, which gives us control over quality and the supply chain. We have flexible plans for scale that include both larger equipment and contract canning.

- To make our drinks as inclusive as possible, we do not use refined sugar, or ingredients containing gluten or animal products. Our drinks are sweetened with pure monk fruit, organic wine grape nectar, or organic maple syrup.

- For Bitter For Worse is a mission-driven business, guided by our brand manifesto. We think leading with company values is good business. In June 2021, the 2021 Power Purpose Index reported that the link between a company's reputation and purpose has grown stronger since 2019. An executive from one of the agencies commissioning the study also stated that "the integrity of purpose matters more than ever before and has a bigger impact on the overall reputation of an organization."[vi]





FOR BITTER FOR WORSE MANIFESTO
DRINKS AREOUR LOVE LANGUAGE.
Our drinks come from real plants.
Our drinks value labor.
Our drinks are for those who want to get real.
Our drinks are for those who haven't had a place at the table.
Our drinks invite you to be free.
Our drinks are for those who are building a new table.
Our drinks are your drinks.
Come sit at our table.

We view ourselves as "social pollinators." We're building community and normalizing—some say glamorizing—the choice to consume less alcohol.



This makes sense, because almost everyone has some occasion when they're not drinking alcohol. Moreover, according to an IWSR report, (58%) of low/no consumers report that they choose to switch between low/no and full-strength alcohol products on the same occasion. We call this "pacing yourself at the party." Whether you're sober for life, the designated driver, or just pacing yourself at the party, For Bitter For Worse is for you![vii]







HOLY MOTHER OF GOD THANK YOU... Your drinks are the best N/A fancy bevvies I've tried!
—Mary Alice


Product

We offer our drinks in a 750 ml sharing format and individual 6oz bottles. Customers can purchase from our website, online bottle shops, and 85 brick and mortar specialty, grocery, and bottle shops scattered across the Lower 48.

Our drinks are delicious straight from the bottle, which we believe differentiates us from most non-alcoholic spirit replacers. While no mixology is required, they can be stirred or shaken into elevated recipes we call next-level serves.

Eva's Spritz

Made with more than a dozen botanicals, Eva's spritz is a convivial sparkler, an effervescent aperitif suited for the picnic table or during a toast. It's like drinking delighted laughter, tinged with the knowledge that the moment is fleeting.

- **We taste:** tart rhubarb, citrus, sunshine on bare shoulders
- **Pairing:** picnics, fruit, cheese, light charcuterie, potato chips, caviar, brunch.
- **Serve Suggestion:** We suggest a goblet with ice and an orange wedge, or a flute at toast time—but you do you!



The Saskatoon

Herbaceous, food-loving and savory, The Saskatoon provides an invitation to linger over a hearty meal. It's red wine's mysterious, wiser friend.

- **We taste:** tart berry, black pepper, Douglas fir tannins, fellowship
- **Pairing:** meats, cheeses, stew, cassoulet, charcuterie, savory, rich food (think red wine pairings), tapas
- **Serve Suggestion:** We suggest lightly chilled in a wine glass, or over ice with an orange peel, negroni-style—but you do you!







"Tannic and peppery with a clear, vibrant red body it reminded us of a pinot noir."

Wirecutter

Smoky No.56

Smoky No.56 is a soulful, potent nightcap, suited to the fireside table. This drink might remind you of the friend who tells you like it is—and then gives you the biggest, most accepting hug. The one you'll stay up late with.

- **We taste:** smoke, hint of maple, citrus, longing
- **Pairing:** Barbeque, pork shoulder, oysters, spiced & salted mixed nuts, pumpkin pie, gingersnap cookies
- **Serve Suggestion:** We suggest over a big rock, with an orange peel, and perhaps with a splash of still or sparkling water—but you do you!





"Refreshingly effervescent to deep and smoky."

GQ

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Use of Proceeds and Product Roadmap

For Bitter For Worse plans to use the funds raised in this offering to further fund the company's growth plan.





Amount if Minimum ($25,000) is Raised
Future Wages, $7,250
Intermediary Fees, $1,250
General Marketing, $16,500

Amount if Maximum ($400,000) is Raised
Equipment Purchases, $60,000
Future Wages, $100,000
Intermediary Fees, $20,000
General Marketing, $220,000

If For Bitter For Worse raises the minimum amount of $25,000, it plans to use the proceeds primarily for the following:

- Intermediary fees (5%)
- General marketing (66%)
- Future wages (29%)

If For Bitter For Worse raises the maximum amount of $400,000, it plans to use the proceeds primarily for the following:

- Intermediary fees (5%)
- General marketing (55%)
- Equipment purchases (15%)
- Future wages (25%)

Product Roadmap and IP

For Bitter For Worse first offered its drinks club subscription service in May 2021. The company began selling its first limited edition drink kit in June 2021 that features 6oz bottles of FBFW drinks, barware accessories, recipe cards, and other ingredients to make signature cocktails. They aim to launch a canned version of its Eva Spritz and a new release sparkling varietal in the spring of 2022. The company also has also submitted a utility patent application on its reverse bootlegging process which has been received by the USPTO and is currently pending.









... sexy, refined, and full of incredible options for all types of non-drinkers.

-Better Rhodes



Business Model

The company sells primarily direct to consumers through its website. It also sells wholesale to online bottle shops and is in 85 specialty retail brick and mortar stores. It self-distributes nationally through a wholesale platform (Faire.com). Further expansion into bars and restaurants is planned once the hospitality industry stabilizes from the effects of COVID-19. Individual bottles of For Bitter For Worse cocktails are priced at $28 per 750ml each for all three flavors. A gift trio of three 6oz individual bottles is also available for $29.95.







BRONZE
Evo's Spritz
San Francisco World
Spirits Competition

USER TRACTION

For Bitter For Worse is sold in 11 Market of Choice stores in Oregon and is slated to launch its full line in 18 New Seasons Markets across the Portland Metro Area. As of February 2021, the company's online return customer rate increased 17.5% from Q4 2020 to Q1 2021. Shelley was chosen for the inaugural Project W/Farm to Label Emerging Food Brands Lab, an accelerator program for woman-led brands.





MARKET OF CHOICE
Food for the Way You Live™

NEW SEASONS MARKET

The company has also been featured in numerous publications and media outlets, including the *New York Times*, *Self Magazine*, *GQ*, *Imbibe*, *NYT Wirecutter*, and *SevenFifty Daily*. It also won the Apéritif Class bronze medal at the 2021 San Francisco World Spirits Competition.[viii]



MicroVentures

The New York Times


GQ

SELF

imbibe

SevenFifty  wirecutter
A New York Times Company

The @forbitterforworse Instagram account more than tripled its followers over the last year. While our target consumer is represented on Instagram as women ages 25-44 living mainly in urban centers, we know that our repeat customers range in age from 21 to 84 and reside throughout the U.S.







I found my desert island drink.

-Tai P





For Bitter For Worse generated revenue of $4,158 in late 2019 when it began initial market testing at tradeshows and conventions. In 2020, despite pandemic-related retail closures, the company generated $98,266, with e-commerce as the largest revenue stream making up 70.2% of all sales. Thus far in 2021, the company has generated $233,064 in revenue. Compared to the same period in 2020, revenue for 2021 has increased by 313% as of October. On average, from January 2020 to July 2021, the company has maintained a 28% compound monthly growth rate.



Overall expenditures and cost of goods sold totaled just over $66,641 and $175,296 for 2019 and 2020, respectively. Expenses rose in the second half of 2019 but stabilized and leveled out over the first half of 2020. Expenses began increasing again in July 2020 and peaked in December 2020 as the company brought its products to market and ramped up production. As a percentage of revenue, expenses were down 89% from 2020 over 2019. Expenses and cost of goods sold in 2021 amount to $339,342 as of November 2021. Gross margins for 2020 and 2021 totaled about 50% each year.





The company has generated losses for all three years from 2019 to 2021 as it invested heavily in marketing and sales. Losses of $62,483, $75,021, and $106,278 have been recorded for 2019, 2020, and 2021, respectively. As of the Nov. 2, 2021, the company held $25,173 in cash assets between its two financial banking institutions and had approximately $19,878 in monthly cash burn for the 12-month period between November 2020 and October 2021. The company intends to fund its growth and continuing operations by raising capital and generating revenue to aid its expansion efforts across North America.

INDUSTRY AND MARKET ANALYSIS

For Bitter For Worse operates the within non-alcoholic beverages market. The global non-alcoholic beverages market was valued at $919 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 8.2% over the forecast period from 2020 to 2027. Business Insights claims that the industry is undergoing a wave of fundamental transformation and is evolving to the shifting cultural norms sparked by the COVID-19 pandemic. The new trends have seen a fall in the sales and consumption of soft drinks and supply disruptions across the market. An emergence of new consumer demand preferences for more healthy options has arisen, and manufacturers have been prompted to reexamine their product lineups.[ix]

In conjunction with healthier choices, the sober-curious movement is becoming more prominent on social media as well, with hashtags like #SoberCurious, #SoberIsSexy, #SoberLife, and #SoberSaturday appearing in newsfeeds. There are also Instagram influencers that are now anchoring their online identities with an eschewal of alcohol. According to the World Health Organization, the number of alcohol drinkers in the world has decreased 5% since 2020[x], and Nielsen data shows that health-conscious millennials are driving the new mindful drinking movement, with 66% making efforts to reduce their alcohol consumption.[xi] The Food Institute has also released research showing that millennials are 63% more likely to increase or plan to increase their no-or low alcoholic beverages intake. There has also been an emergence of "sober" bars that mirror the same menu options and social atmosphere of traditional bars without the alcohol. Sober bars have popped up in major cities, including Austin, Denver, New York, and San Francisco.[xii]


According to IWSR, the consumption of no- and low-alcoholic beer, wine, spirits, and ready-to-drink products is expected to increase 31% by 2024 across 10 major markets, including Australia, Brazil, Canada, France, Germany, Japan, South Africa, Spain, the U.K., and the U.S. Collectively, these countries make up 75% of the global consumption of no- and low-alcoholic beverages.[xiii]

In 2020, the broader beverage market saw $2.68 billion of venture capital investment across 649 deals. The industry experienced a record year in 2018 with $2.93 billion received across 766 deals, both 11-year highs. Since 2010, the industry has accounted for $14.13 billion of investment across 5,210 deals. Other notable industry information over the last 11 years includes:[xiv]

- Median deal size of $920,000 in 2020, an 11-year high
- Median pre-money valuation of $8.00 million in 2020, a 48.4% increase from 2019
- Has eclipsed $1 billion in venture funding in each of the last six years



Source: PitchBook Data, Inc.

COMPETITORS



Curious Elixirs: Founded in 2016, Curious Elixers provides a line of alcohol-free beverages developed to taste like your favorite craft cocktails. The company uses organic ingredients, no added sugar, and offers five different flavors. The drinks are infused with natural adaptogens to help regulate a drinker's mood and enhance the relaxation experience. The company's drinks are available online through the company's website and can be shipped all over the U.S. Prices range from $35 to $85 for the first four flavors in Curious Elixer's lineup, Curious Number 1, 2, 3, and 4. Curious Number 5 is a limited-edition special release and costs from $45 to $115. The company also offers a Cocktail Club monthly variety pack priced between $29 and $79, depending on the size of the package.[xv]




Drink Ghia: Headquartered in Los Angeles, California, Drink Ghia is a small company providing spirit-free beverages with a Mediterranean twist. The company's signature Ghia beverage comes as an Aperitif and a Le Spritz. The Aperitif comes in units of one, two, six, and 12 and ranges in price from $33 for a single bottle to $320 for the 12 pack.[xvi] The Le Spritz is available in packs of four, 12, 36, and 108 and ranges in price from $18 for the four-pack to $350 for a case of 108.[xvii] Drink Ghia has been featured in numerous publications, including *Forbes*[xviii], *Vogue*[xix], *Food and Wine*[xx], and *InStyle*.[xxi]



Lyre's: Founded in 2019, Lyre's provides a range of attentively crafted alcohol-free classic spirits. Lyre's has created spirits to look and taste just like their original alcoholic versions. The company offers spirits from Amaretto and Bourbon to Triple Sec and Vermouth and everything in between. It also offers its own line of pre-mixed drinks in cans and bottles. Lyre's spirits are priced at $35.99 per 700ml bottle.[xxii] In May 2021, it was announced that Lyre's was valued at $138.7 million (£100 million)[xxiii] after raising $11.5 million in its latest round of seed funding.[xxiv] The company also reportedly had double-digit revenue growth month-over-month and forecasts its sales to exceed $48.6 million (£35 million) this fiscal year.[xxv]



Seedlip: Founded in the U.K., Seedlip has created a set of three non-alcoholic, complex spirits. The company was created in 2015 by Ben Branson, who was inspired by an herbal recipes book published in 1651 called *The Art of Distillation*. The company's lineup includes Seedlip Grove 42, a sophisticated, bright, citrus blend of Mediterranean Orange, Lemon Peel, Lemongrass and Ginger with a dry finish, Seedlip Spice 94, a warm aromatic blend of Allspice and Cardamom with fresh citrus top notes to balance the long bitter finish, and Seedlip Garden 108, a fresh, herbal blend of peas and traditional garden herbs including rosemary, thyme, and spearmint. Each of its 700ml bottles are priced at $32, and its special edition trio pack costs $89.[xxvi] The company has also published a specialty cocktails recipe book with Penguin Publishing.[xxvii]

EXECUTIVE TEAM



Shelley Elkovich, Co-Founder and Majority Managing Member: Shelley Elkovich is responsible for For Bitter For Worse's strategic direction and corporate affairs, which include the duties of chief executive and marketing officers. Elkovich is the company's taste maven, otherwise known as a super-taster. Prior to founding the company, she was a community organizer and activist, and an author and writer from 2014 to 2018. Her fiction works have been published in the print literary journal *The Flexible Persona*, the *Dr. TJ Eckleburg Review*, and *Ellipsis Zine*. Shelley was chosen as one of nine women founders for the 2021 Project W x Farm to Label Emerging Food Brands Lab Accelerator program. She holds a Bachelor of Arts in English Language and Literature from Wellesley College and a Master of Fine Arts in fiction writing from the Vermont College of Fine Arts.





Jeff Heglie, Co-Founder and Managing Member: Jeff Heglie is responsible for For Bitter For Worse's administrative affairs, which include the duties of financial and operational officers. Heglie is the company's reverse bootlegger. His former career was as an environmental remediation consultant. He believes his background in experimentation and equipment hacking prepared him well for the creative challenges of pioneering processes in a new beverage category. He holds a bachelor's degree in Geophysics from the Massachusetts Institute of Technology.

Shelley and Jeff are a time-tested team and have been married for 30 years. The pair started For Bitter For Worse after experiencing life events that led them to commit to a better and healthier lifestyle.






To date, For Bitter For Worse has received no outside investment and has been funded solely by its founders.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $400,000
Discount Rate: 20%
Valuation Cap: $3 million or $4 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into preferred ownership interests at a price based on the lower of (A) a 20% discount to the price per preferred ownership interest for preferred ownership interests by investors in the qualified equity financing or (B) the price per preferred ownership interests paid on a $3 million (or $4 million) valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Imbibe Magazine: Drink of the Week: For Bitter For Worse
New York Times: Pleasantly Bitter and Thoroughly Grown-Up, No Alcohol Needed
NYT Wirecutter: The Best Non-Alcoholic Drinks
GQ Magazine: The Case for Sober Cocktail Hour
Self Magazine: 22 Booze-Free Drinks That Bartenders Love
Seven Fifty Daily: Why the Alcohol-Free Category Is Thriving

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://foodinstitute.com/focus/outlook-bright-for-non-alcoholic-beverage-market/

[ii] https://www.washingtonpost.com/business/2019/06/27/millennials-have-sparked-sober-revolution-alcohol-brands-are-starting-notice/

[iii] https://foodinstitute.com/focus/outlook-bright-for-non-alcoholic-beverage-market/

[iv] https://www.beveragedaily.com/Article/2021/01/28/Low-to-no-alcohol-cocktails-on-the-rise-in-2021-says-Bacardi



v https://foodinstitute.com/focus/outlook-bright-for-non-alcoholic-beverage-market/

vi https://www.inc.com/graham-winfrey/purpose-power-index-tesla-spacex-seventh-generation-toms-purpose-power-summit-2021.html

vii https://www.theiwsr.com/do-consumers-prefer-no-alcohol-over-low-alcohol-products/

viii https://www.sfspiritscomp.com/wp-content/uploads/2021/05/2021-sfwsc-website-results-updated.pdf

ix https://www.fortunebusinessinsights.com/industry-reports/non-alcoholic-beverages-market-101927

x https://www.washingtonpost.com/business/2019/06/27/millennials-have-sparked-sober-revolution-alcohol-brands-are-starting-notice/

xi https://foodinstitute.com/focus/outlook-bright-for-non-alcoholic-beverage-market/

xii https://foodinstitute.com/focus/outlook-bright-for-non-alcoholic-beverage-market/

xiii https://www.theiwsr.com/wp-content/uploads/IWSR_No-and-Low-Alcohol-Gains-Share-Within-Total-Beverage-Alcohol-2021.pdf

xiv Pitchbook Data, as of April 6th, 2021

xv https://curiouselixirs.com/collections/cocktails

xvi https://drinkghia.com/products/ghia?selling_plan=460161183&variant=37399584964767

xvii https://drinkghia.com/products/le-spritz

xviii https://www.forbes.com/sites/katedingwall/2021/04/28/cult-loved-non-alcoholic-brand-ghia-enters-the-rtd-market/?sh=6088f295765e

xix https://www.vogue.com/article/this-glossier-alum-just-launched-a-seriously-chic-non-alcoholic-aperitif

xx https://www.foodandwine.com/lifestyle/fw-picks/ghia-non-alcoholic-canned-spritz-review

xxi https://www.instyle.com/beauty/health-fitness/ghia-alcohol-free-aperitif

xxii https://lyres.com/range/?_bc_fsnf=1

xxiii https://www.thespiritsbusiness.com/2021/05/no-abv-brand-lyres-valued-at-100m/

xxiv https://www.foodandwine.com/lifestyle/fw-picks/ghia-non-alcoholic-canned-spritz-review

xxv https://www.thespiritsbusiness.com/2021/05/no-abv-brand-lyres-valued-at-100m/

xxvi https://www.seedlipdrinks.com/en-us/shop/

xxvii https://www.seedlipdrinks.com/en-us/our-story/

EXHIBIT C
Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Heglovich LLC (dba For Bitter For Worse)
835 N Simpson
Portland, Oregon 97217

Ladies and Gentlemen:

The undersigned understands that Heglovich LLC (dba For Bitter For Worse), a limited liability company organized under the laws of Oregon (the "Company"), is offering up to $400,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated November 4, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on February 14, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the

1

signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Oregon, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	835 N Simpson Portland, Oregon 97217 Attention: Shelley Elkovich
with a copy to:	Foley Shechter Ablovatskiy LLP 1001 Avenue of the Americas, 12th Floor New York, NY 10018Attention: Sasha Ablovatskiy, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Heglovich LLC (dba For Bitter For Worse)
By_____ Name: Title:

EXHIBIT D
Crowd Notes

Heglovich LLC (dba For Bitter For Worse)

CROWD NOTE

FOR VALUE RECEIVED, Heglovich LLC (dba For Bitter For Worse), an Oregon limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3,000,000.00 for any amounts raised by the Company on the Platform up to and including $150,000.

The "**Discount**" is 20.00%.

The "**Offering End Deadline**" is February 14, 2022.

1. Definitions.

    a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, of the Company's preferred ownership interests issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred ownership interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of ownership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of outstanding preferred ownership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for preferred ownership interests, (ii) exercise of all outstanding options and warrants to purchase preferred ownership interests and, in the case of Section 1(b), and (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $400,000.00 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred ownership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean a series of the Company's preferred ownership interests that is identical in all respects to the preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the

Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to preferred ownership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred ownership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

   a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

   b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

   c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

   d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

   e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

   f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

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g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges that they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are <u>not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous.**

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any Conversion

Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Oregon as applied to other instruments made by Oregon residents to be performed entirely within the state of Oregon regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred ownership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Heglovich LLC (dba For Bitter For Worse)

CROWD NOTE

FOR VALUE RECEIVED, Heglovich LLC (dba For Bitter For Worse), an Oregon limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4,000,000.00 for any amounts raised by the Company on the Platform of over $150,000.

The "**Discount**" is 20.00%.

The "**Offering End Deadline**" is February 14, 2022.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, of the Company's preferred ownership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred ownership interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of ownership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of the Company or the surviving or acquiring entity),

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iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of outstanding preferred ownership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for preferred ownership interests, (ii) exercise of all outstanding options and warrants to purchase preferred ownership interests and, in the case of Section 1(b), and (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $400,000.00 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred ownership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean a series of the Company's preferred ownership interests that is identical in all respects to the preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the

Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

 i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

 ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

 m. **"Target CF Minimum"** shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

 i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

 ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

 i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

 i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

  A. Converting to preferred ownership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred ownership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

  B. Obtaining the Corporate Transaction Payment.

 ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

   a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

   b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

   c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

   d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

   e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

   f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

4

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges that they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are <u>not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any Conversion

Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Oregon as applied to other instruments made by Oregon residents to be performed entirely within the state of Oregon regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred ownership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution.**

    a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval.** The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure.** Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E
Video Script

Video Script:

V.O. Woman:
Drinks are our love language.
Our drinks come from real plants.
Our drinks value labor.
Our drinks are for those who want to get real.
Our drinks are for those who haven't had a place at the table.
Our drinks invite you to be free.
Our drinks are for those who are building a new table.
Our drinks are your drinks.

SHELLEY:
Hi I'm Shelley Elkovich.

[Text overlay: Shelley Elkovich, Founder & Taste Maven]

JEFF:
And I'm Jeff Heglie.

[Text overlay: Jeff Heglie, Founder & Reverse Bootlegger]

SHELLEY:
We're the founders of For Bitter For Worse and we're transforming drinks culture.

JEFF:
People are drinking less alcohol and the sober curious movement is gaining traction.



What Does It Mean to Be Sober Curious?

By Sarah Sheppard ✓ Medically reviewed by Shahreen Lakhan, MD, PhD, FAAN on January 24, 2021

Characteristics of a Sober-Curious Lifestyle

Socializing at sober bars

You don't have to give up alcohol entirely

Attending sober events, like a book club

Not recommended for people with serious alcohol disorders

verywell

Verywell / Jiaqi Zhou

Do you often wonder what life would be like without alcohol? Do you use alcohol to overcome social anxiety? Do you question why alcohol is present at every event? Do you hate the all-or-nothing mentality that comes with sobriety? Maybe you don't *have* to drink, but you often do and wish you didn't. Sober curiosity might be for you.

Influencers are taking a sober second look at drinking culture but for whose benefit?

A Beginner's Guide to the 'Sober Curious' Movement

Medically reviewed by Emelia Arquilla, DO — Written by Crystal Raypole on October 14, 2020

The New York Times

Reimagine Your Relationship to Alcohol

For many, January is a month to rethink how much they imbibe, whether they're worried about heavy drinking or just looking for a reset.

345

What Does It Mean to Be Sober Curious?

By Sarah Sheppard ✓ Medically reviewed by Shahreen Lakhan, MD, PhD, FAAN on January 24, 2021

Characteristics of a Sober-Curious Lifestyle

Socializing at sober bars

You don't have to give up alcohol entirely

Attending sober events, like a book club

Not recommended for people with serious alcohol disorders

verywell

Verywell / Jiaqi Zhou

Do you often wonder what life would be like without alcohol? Do you use alcohol to overcome social anxiety? Do you question why alcohol is present at every event? Do you hate the all-or-nothing mentality that comes with sobriety? Maybe you don't *have* to drink, but you often do and wish you didn't. Sober curiosity might be for you.

Life and style
The rise of the sober curious: having it all, without alcohol

Influencers are taking a sober second look at drinking culture but for whose benefit?

verywell mind

ADDICTION · ALCOHOL USE

Part of **Your Relationship With Alcohol Guide** ⌄

What Does It Mean to Be Sober Curious?

36

SHELLEY:
We're all thirsty for more options.

JEFF:
We make ready to enjoy non-alcoholic drinks crafted with real botanicals, and, as we like to say, "Supernatural" ingredients.

SHELLEY:
You deserve complex, delicious, non-alcoholic options that satisfy and challenge your palate without having to settle for creepy preservatives or questionable "natural" flavors. Drinks you can share with your friends.





JEFF:
We have a holistic approach to business.

SHELLEY:

We know that our environmental footprint, our social impact, our economic choices, and our cultural assertions MATTER. They matter to us, and more and more they matter to consumers. That's one reason why we're so excited to raise our first funds on this platform. Inviting our consumers and our community to share in our success feels right.

JEFF:
We are building For Bitter For Worse to last, grow, and contribute to, not strain our social and environmental ecosystems.

SHELLEY:
For Bitter For Worse currently has three varietals:

JEFF:
Eva's Spritz,

SHELLEY:
The Saskatoon,

JEFF:
and Smoky No. 56.

SHELLEY:
Eva's Spritz is bright and effervescent–it resembles an Aperol Spritz.

JEFF:
The Saskatoon is luscious and tannin forward–it holds up to food, much like a red wine.

SHELLEY:
And Smoky No. 56 is.... Smoky, and a bit sweet, it's the perfect nightcap.
So, we launched at the beginning of 2020!

JEFF:
Right before a global pandemic – we know!

SHELLEY:
Yet, we're growing. So, in order to meet demand, we need to scale up.

JEFF:

Proceeds from this funding round will go toward the build-out of our new facility, and equipment, such as a bottling line, which will allow us to meet demand, while dramatically increasing our efficiency and improving our margins.

SHELLEY:
If we've learned anything recently it's that we need to focus on what matters.

JEFF:
Alcohol doesn't make connection; a drink doesn't create community – people do.

SHELLEY:
So, find your people. Bring them in. Make space at the table. If that occasion includes For Bitter For Worse, we're honored to be present.
Come sit at our table.

Sources:

1) https://www.forbes.com/sites/katedingwall/2021/01/10/non-alcoholic-spirits-are-popping-up-everywhere-but-the-category-still-has-a-few-lessons-to-learn/?sh=437364497166
2) https://www.cdc.gov/nchs/products/databriefs/db374.htm
3) https://www.verywellmind.com/what-does-it-mean-to-be-sober-curious-4774971
4) https://www.healthline.com/health/alcohol/sober-curious
5) https://www.nytimes.com/2021/01/15/well/alcoholism-pandemic-dry-january.html
6) https://www.theguardian.com/lifeandstyle/2019/jul/01/sober-curious-alcohol-abuse
7) https://www.nytimes.com/2019/02/01/well/eat/are-natural-flavors-really-natural.html#:~:text=A.,otherwise%20manipulated%20in%20a%20lab.

EXHIBIT F

Pitch Deck



DRINKS ARE OUR LOVE LANGUAGE

Complex cocktails made with love, not alcohol.

LEGAL NOTICE



Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

The U.S. non- alcoholic drinks market is expected to reach nearly $415B in 2021 and is projected to grow annually by 5.33% through 2026



Increasing numbers of sober- curious adults have created a new beverage category: Low and No Alcohol

52% of American adult drinkers are cutting back on alcohol consumption



43% Do Not Drink Alcohol

The consumer cuts across all demographics. They buy not just for themselves, but for guests.

https://www.thewet.com/dry-january_pr_2019/

https://morningconsult.com/2019/08/08/people-are-drinking-less-but-dont-blame-millennials/

BACARDI PREDICTS 400% GROWTH FOR THE LOW AND NO ALCOHOL CATEGORY OVER THE NEXT FOUR YEARS

Consumers are moving outside their cocktail comfort zones – and that's good news for low to no, says Bacardi i

Sober living for everyone is rising in popularity as Chrissy Teigen, more ditch drinking ii

Why the Alcohol-Free Category Is Thriving iii

The rise of the sober curious: having it all, without alcohol iv

i https://www.beveragedaily.com/Article/2021/01/28/Low-to-no-alcohol-cocktails-on-the-rise-in-2021-says-Bacardi

ii https://www.usatoday.com/story/life/health-wellness/2021/03/10/sobriety-alcohol-free-lifestyle-chrissy-teigen-more/4635330001/

iii https://daily.sevenfifty.com/why-the-alcohol-free-category-is-thriving/

iv https://www.theguardian.com/lifeandstyle/2019/jul/01/sober-curious-alcohol-abuse

WE BELIEVE THE PROBLEM IS, MOST "MOCKTAILS" ARE WEAK AND SWEET, WHILE SPIRIT ALTERNATIVES DISAPPOINT

We believe added refined sugar, added natural & artificial flavors and preservatives don't belong in premium drinks

Some brands make functional claims that don't deliver, which can be misleading to consumers.



https://www.nytimes.com/2019/02/23/well/live/cbd-cannabidiol-marijuana-medical-treatment-therapy.html

https://www.health.harvard.edu/staying-healthy/cbd-products-are-everywhere-but-do-they-work

https://casinelistory.com/exploring-the-pros-and-cons-of-cbd-infused-drinks/

FOR BITTER FOR WORSE DOES EVERYTHING DIFFERENTLY

We believe our unique "reverse bootlegging" distillation process delivers flavor from real botanicals

AND WE LEAD WITH OUR VALUES

We believe the quality of our drinks, in tandem with our bold purpose, could require a lower ad spend, lead to what we anticipate as greater marketing success, higher margins, and greater consumer loyalty.



OUR MANIFESTO

DRINKS ARE OUR LOVE LANGUAGE.

Our drinks come from real plants.

Our drinks value labor.

Our drinks are for those who want to get real.

Our drinks are for those who haven't had a place at the table.

Our drinks invite you to be free.

Our drinks are for those who are building a new table.

Our drinks are your drinks.

Come sit at our table.



THE DIFFERENCE IS IN THE DETAILS

Farmed and foraged Pacific Northwest ingredients

Organic, low carb, low calorie

Free from cane sugar, added flavors or colors, gluten, preservatives

Shelf stable, 750ml sharing format

Three varietals for three distinct occasions

Versatile: Ready to drink, and can also be used in cocktail recipes



EVA'S SPRITZ
a picnic table aperitif

Eva's spritz is our convivial sparkler,
an effervescent aperitif suited for the picnic table or during a toast.
It's like drinking delighted laughter,
tinged with the knowledge that the moment is fleeting.

WE TASTE:

Tart rhubarb, Citrus, Sunshine on bare shoulders



THE SASKATOON
the dining table wine alternative

The Saskatoon is food-loving and savory,
an invitation to linger over a hearty meal.
It's red wine's mysterious, wiser friend.

WE TASTE:

Tart berry, Black pepper, Douglas fir tannins, Fellowship



SMOKY NO.56
a fireside nightcap

Smoky No.56 is our soulful, potent sipper, suited to the fireside table.
This drink might remind you of the friend who tells you like it is
and then gives you the biggest, most accepting hug.
The one you'll stay up late with.

WE TASTE:
Smoke, Hint of maple, Citrus, Longing



WE BELIEVE STRATEGIC MARKETING CAN IMPROVE GROWTH AND TRACTION


All the complexity of your favorite drinks–
without the hangover
Cheers to your health!
The Best Non-Alcoholic Drinks
refreshingly
effervescent
-GQ
Complex
Cocktails
Made With
Love,
Not Alcohol

E-commerce is our primary channel, with additional opportunity in specialty retail.

Currently in 85 doors and expanding to specialty retail post-investment.

Return Customer Rate jumped from 17.5% in Q4 to 29.6% in May'21.

1 Internal metrics

FOR BITTER FOR WORSE IS BECOMING A FEATURED PART OF THE CONVERSATION

"Pleasantly Bitter and Thoroughly Grown-Up, No Alcohol Needed."

The New York Times

The 14 BEST Non-Alcoholic Drinks

The New York Times
Wirecutter

SELF GQ imbibe ※ SevenFifty

https://indubemagazine.com/drink-of-the-week-for-bitter-for-worse/
https://www.nytimes.com/2020/08/14/dining/nonalcoholic-bitter-cocktails.htm
https://www.nytimes.com/wirecutter/reviews/best-non-alcoholic-drinks/
https://www.gq.com/story/sober-cocktail-hour
https://www.self.com/gallery/best-nonalcoholic-drinks
https://daily.sevenfifty.com/why-the-alcohol-free-category-is-thriving/

IT'S A FAMILY AFFAIR



SHELLEY ELKOVICH
Taste Maven

JEFF HEGLIE
Reverse Bootlegger

AUBYN HEGLIE
Social Media, Research

ROWAN HEGLIE
Logistics Czar



PARTNERS HELPING US PUNCH ABOVE OUR WEIGHT

SHILEN PATEL

Strategic Advisor

Co-Founder, Distill Ventures

(Diageo, VC Fund)

ARTHUR CHAN

Marketing

Co-Founder, FCA

(Netflix, Disney)

ANDRE FONSECA

Marketing

Co-Founder, FCA

(Netflix, Disney)



IN GOOD COMPANY

Shilen discovered Seedlip in 2016, quickly garnering a 20% stake investment with Distill Ventures and helped grow distribution to 7,500 hospitality outlets in 254 countries. In 2019, Diageo acquired an 80% majority stake.

FIRST 700 BOTTLES SOLD



FOR BITTER FOR WORSE — **7 DAYS**

SEEDLIP® — **21 DAYS**



SHILEN PATEL

Strategic Advisor

Co-Founder, Distill Ventures

(Diageo, VC Fund)

OUR GOAL IS TO INCREASE CAPACITY BY 5X

New Product Facility
Larger Tanks, Modern Bottling Line
Updated Branding
Increased Marketing Budget
Additional Team Members in Q4



Digital Marketing
Production, CRM

Operations Manager
M&S Assistant

Packaging
Media Assets



Production Equipment
New Production Facility

Fees



LET'S CONTINUE THE CONVERSATION

Cheers!



RISK DISCLOSURES

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



RISK DISCLOSURES

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

• Rapidly changing consumer preferences and market trends,

• Inability to expand and maintain market acceptance for the company's services and products,

• Inability to gain access to international markets and comply with all applicable local laws and regulations,

• Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,

• Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,

• Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,

• Technological problems, including potentially widespread outages and disruptions in internet and mobile commerce,

• Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,

• Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,

• Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber attacks, security vulnerabilities, natural disasters or fraud.



RISK DISCLOSURES

Company Risk (cont)

- Inability to adequately secure and protect intellectual property rights;
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law;
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance;
- Changes in laws and regulations materially affecting the company's business;
- Liability risks and labor costs and requirements that may jeopardize the company's business;
- Dependence on and inability to hire or retain key members of management and a qualified workforce;
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position;
- Issuance of additional company equity securities at prices dilutive to existing equity holders;
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering; and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey everybody, this is Brett Andrews with MicroVentures. Thank you all for tuning in to this webinar today. Today we're going to be hearing from For Bitter For Worse, a company that creates non-alcoholic cocktails for discerning drinkers. We're joined today by their co-founder and majority managing member, Shelley Elkovich. In addition, we're also going to be joined today by Arthur Chan. He's the co-founder of FCA. And they happen to be managing the marketing efforts of For Bitter For Worse. How are you guys doing today?
Shelley Elkovich:	We're doing great.
Arthur:	Great. Thanks for having us.
Shelley Elkovich:	How are you?
Brett Andrews:	Yeah, well, thanks for joining us here, it's really exciting to get to hear a little bit more about the business. For people that are tuning in, just to set the groundwork of what we're going to be doing here. Shelley and Arthur are going to spend about 10 or 15 minutes going through their pitch deck presentation. So hopefully on your screen, you can see that beautiful intro slide of For Bitter For Worse deck. So they're going to give us a little bit more background on the company, and tell that story. And then they're going to kick it back to me, and we're going to go through a little bit of Q&A. And hopefully be able to share a little bit more details about this business and stick around because we'll share some other areas where you guys can find some more information in addition to this webinar. But yeah, with that, Shelley, Arthur, I'll let you guys take it away and introduce everyone to For Bitter For Worse.
Shelley Elkovich:	Great, I'm very excited to do so. Thank you. All right, I'm going to kick right into it here. So, when we talk about the market, we're going to stick to U.S. numbers, because while we do have global aspirations at this stage of our growth, the US market is the most appropriate to talk about. So you can see that the non-alcoholic drinks market is quite large. But where it really gets interesting is when we start to talk more specifically about the type of product that we're creating. Contrary to early pandemic reports about "quarantees" and high consumption of alcohol during COVID, most American adults are actually cutting back on their alcohol consumption. And this trend is led by millennials, two thirds of whom are reducing their alcohol consumption.

So you can see 52% of American adults are cutting back and a decent portion, 43% don't drink alcohol at all. When you think about non-alc, it's important to know that it's not just for teetotalers. 58% of people who purchase non-alcoholic beverages, consume them on the same occasion as alcohol, and we call this pacing yourself at the party. And so, this is what the sober curious social movement or population is about, they're interested in moderating their consumption, whether that is on an individual evening, a night of the week, or a month off such as dry January. So that demand has created this whole new category, which is the low and no alcohol beverage. And it's really a huge, underserved population, people that are literally thirsty for options. And big |

alcohol is getting involved and taking notice, as you can see here, Bacardi predicts a 400% growth for low and no over the next four years. So it's a vibrant and a growing category.

And likely you've all been there at some point, for whatever reason you're abstaining from alcohol, and the options that you are offered either don't match the occasion, or don't please your palate. So there are a lot of problems to solve here. The first one is this overly sweet or weak mocktail, the virgin drink. Maybe if you're lucky, you'll get something like bitters and soda, but there was a general lack of complexity in the space until pretty recently.

There's also another product that's interesting, a product category, which is a spirit alternative or a spirit replacement. Those drinks mimic traditional spirits, like a non- alcoholic gin or a non-alcoholic whiskey. And those are easy to understand for consumers, but they can disappoint when they're compared with their full strength alcoholic spirits. Moreover, those drinks tend to be really packed with what we consider to be sketchy ingredients. We don't believe that so called natural flavors or artificial flavors or preservatives have a place in premium drinks. And that's a point of difference for us. There's this other interesting category within low and no, that makes functional claims, and that can be anything from beverages that offer CBD or adaptogens.

There's a lot of discussion about whether those ingredients deliver on the health claims. So that can be misleading. I'm someone who is a big proponent of adaptogens, I'm interested in them, I take a therapeutic dose of a tincture that includes ashwagandha every day. However, I personally am not interested in a drink that contains that ingredient. But you can't really tell me how much is in there and whether it's going to be therapeutic or not, or really contribute to my wellness. So while we are interested in watching the functional space, it's not something where we're making claims right now. If you really get into claims, then you're looking at a supplement label.

Our ingredients are organic botanicals that have a long history, both from a culinary perspective and also a wellness perspective. Some of our ingredients have been known to be nervines that are calming. Some promote gut health, or boost immunity, according to their long herbalist traditions, but we're just going to let the ingredients speak for themselves on the label, and we're going to stick to flavor and celebration and occasion at this point with our beverages.

So one of the big differences for us is in our process. We have a patent pending "reverse bootlegging" distillation process that my husband and his business partner Jeff invented, and it delivers a uniquely robust flavor that allows us to stay away from those added flavors and other additives that I mentioned earlier. So we macerate botanicals and alcohol, and then he uses a traditional still to remove and recover that alcohol. We then have this robust base that we blend with house-made syrups, decoctions, teas, and juices to get you this layered cocktail but without the hangover. So that's one way that we're different. The other is that we really lead with our values.

Sorry, I'm going to start that over. We lead with our values. Our mission is to create a healthier, more inclusive culture. And the drinks are the expression of that mission. So people come for the drinks, but then we believe they become brand evangelists and stick around because of our values. We take great pride in our transparency, in our personal attention to our customers, and we're working to build intimacy at scale. So, we wrote a manifesto to guide our business decisions. We prioritize sustainability for people and the land. And we also have something that we call a culture canvas, that we modeled after studying the Patagonia brand and their method of enacting corporate values.

So as the low and no alcohol category matures, we believe that drinks that are their own thing rather than mimics are going to have some real staying power. Our drinks are ready to enjoy. But they're also versatile because you can use them in elevated cocktail recipes. We believe that, well, that can require a little bit of education upfront. It's something that gives us added breadth of usage. So now let's talk about the varietals. We have three. The first is Eva Spritz, Eva Spritz with a double medal winner.

We won a bronze at the San Francisco World Spirits Competition, and then just this month a gold medal in London at the International Wine and Spirits Competition. So this drink is a sparkling aperitif. It's tart and herbaceous, very refreshing. You could have it at a picnic. It's great with outdoors, potentially at brunch. It's also a big baby shower favorite. So that's fun.

The next one is the Saskatoon which we call our... It's red wine's mysterious, wiser friend, this one took the bronze in London. The usage can go really well where you might have a red wine, but it's not a dealcoholized wine. I find those to be a little bit flat or cooked, tasting or sometimes those drinks are just boosted, full of added flavors to compensate for that flatness. And also it doesn't taste just like juice. There are some proxies for wine that are juice based and they taste like interesting juice, but they still taste like juice. This drink is more savory. It has a peppery kick, and then a bright tannic finish from the foraged Douglas fir tips.

Smokey No.56 is our potent nightcap. It's edgy, intense, you can drink it over ice with an orange peel, or it's really our most versatile in terms of elevated cocktails, it makes a fantastic smoky bloody mary, you can make tiki drinks such as a riff on a mai tai, or just very simply mix it half and half with apple cider. It's really good. And so, the next slide Arthur's going to take.

Arthur: Yeah. And talking about our marketing and strategic efforts, we employ a pretty robust test-and-learn strategy as it pertains to our e-commerce and social channels. We're really turnkey when it comes to our media spend, which is pretty low, but we get away with it and are successful with it, because we have gone through this process of taking different audience segments, and throughout the last year and a half, and really doing deep dives into what has a strong psychographic resonance with each of our different groups at any given time. We've noticed that there are certain audiences that performed better certain months or seasonally versus others, but we're able to optimize our media spend against them accordingly.

To just give a little bit more insight into what that strategy and tactically entails is, you look at each audience as a probable or persuadable. And we like to call the "probables" folks that are more, let's say, sober curious, or sober serious, who would have a high interest in our product. The probable is also, are people who look like our audiences that have purchased recently and have purchased often, we go after them. But then we also look at "persuadables" as well, as Shelley mentioned, there are people planning baby showers, and even non-alcoholic weddings, that we go after, again, seasonally sometimes, and we see that a lot of them perform pretty well.

We also test a ton of different creative messaging along with it. And so again, we're constantly in optimizing and trying to get as guerrilla and as efficient as possible as we can, with our optimizations. The same thing applies to our CRM efforts. We have grown quite a bit in the last year, about 60% increase in our CRM and our total subscribers just since April alone. Again, the segmentation tactics are the same. And we've been having great success with it. In the future efforts we're probably going to include a lot of events and in expansion and probably our digital efforts into other e-commerce areas where we see a positive return ad spend.

And we've also been pretty successful at our organic outreach with influencers. So, we think that that in the future is going to be very promising for us as well.

Shelley Elkovich: Great, thank you. So we don't have a PR firm, nor do we use paid Newswire accounts, all of our media has been organic and earned. And we're pretty proud of it. We've had a *New York Times* feature and then if you haven't checked out the *Wirecutter* piece, it's a very in-depth review and of their 14 best non-alcoholic drinks, they chose two of our varietals. So that was pretty exciting for us. And as I mentioned we won a few international medals as well.

So it really is a family business. Jeff and I are married. We're a great team, we're lifelong flavor chasers and cocktail enthusiasts. And our pandemic silver lining was bringing our young adult kids onto the team, at a time when people are having worker shortages. It is amazing to have smart and completely committed employees. So we launched just before U.S. lockdown, and by March our kids were both living in Manhattan, had lost their work, and New York was in rough shape. So we flew them out to Portland and we sheltered together under one roof for almost six months building the brand. Since then, Rowan has stayed on in Portland, although now in his own apartment, and he is our fulfillment logistics czar and he also helps Jeff with production. Aubyn is my assistant working remotely. She's back in New York. She does social media research, also handles events and demos and activations in New York City, which is our strongest market. So we're just... It's a mom and pop operation with big aspirations.

We are so lucky to have such accomplished partners, Arthur and Andre our amazing marketing wizards, they've become good friends. And they normally work for companies such as Disney and Netflix, one of their recent activations and advertising events involved an actual armored truck. Whereas we have a pretty shoestring budget, we're lean, but they make a lot of magic happen for us, and we're looking forward to expanding our marketing reach once we're funded.

And then Shilen Patel is a former Diageo executive, and was a co-founder and non-alc lead at Distill Ventures, which is the venture capital fund of Diageo. And he is one of the most knowledgeable people in the non-alc space and a really kind human. I have to say being a founder, if those of you who are listening are not entrepreneurs, it's challenging, it can feel lonely. So having someone, this experience, believing in you and your product gives a real boost. Shilen was the person who, air quotes, discovered Seedlip. And Seedlip is the non-alc category leader. It is a spirit replacer, as I mentioned earlier, and there are some similarities with our brands, both For Bitter For Worse and Seedlip were founded by passionate hobbyists, people who are outside the drinks industry, and both have compelling brand origin stories.

The differences are that Seedlip is a more industrial product, they contract manufacture, and they use preservatives. Our model is more attritional and analogous to the craft beer industry. So, we're experiencing increased demand and we're constrained in terms of our capital and capacity. So far, October sales today are up 302% in all channels from the same period in 2020. So, we're really looking to get these funds to increase our efficiency and our capacity to meet demand through better, more efficient equipment, larger tanks, a small footprint automated bottling line, and a faster pasteurizer.

We also plan to release single serve cans next year. So as Arthur mentioned, we're always learning and iterating, and one of those areas is also within our branding. We love our artwork; we commissioned the botanical art from a local Portland paper artist. However, we found that grocery shelves are dark, and our liquid is dark. So the labels don't pop quite as much as we'd like. We have plans when we're funded to create a new premium feeling label that will be on a traditional wine label type paper stock.

We're also interested in that because we're not a brand that really wants to work with plastic and this thin film label that we're currently using is plastic because frankly, we couldn't afford silkscreen bottles at this stage. So that's another plan that we've got. We'll also be more aggressive in our marketing and ad spend, so that more people can discover our brand. And we have plans to incrementally grow the team, we'll first get boots on the ground for sales help, and then we'll also look for an experienced operations person. And we've been looking around, we've got some ideas for those candidates as well. So now we can kick it back to Brett and continue the conversation.

Brett Andrews: Thanks guys, it was really well done. I find this sector of the beverage space super fascinating right now. It seems to be growing at lightning speed at the moment. So I'm really excited to get into some of this Q&A. I actually want to start at the beginning to learn a little bit more about the origin story. I know Shelley I didn't... My apologies, give the people much background on yourself and your career so far, obviously been very accomplished. You've been a community organizer and an activist. You're a published author and writer. I'm curious how you got into this. What was the... Maybe give us a little bit of the origin story?

Shelley Elkovich: Yeah, it's an interesting story. It's like "life giving you lemons" situation. Basically, the catalyzing events for For Bitter For Worse were two big double whammies, midlife job loss and health challenge. So, in 2018 right after we celebrated Aubyn's graduation from college, we were in New York City and we had just co-signed on her apartment. And the next day, Jeff got word that the company that he had spent most of his environmental consulting firm time was going to cease business in just 28 days. So it was a big shock. But once we took stock, we realized this was an opportunity for us to revisit in our lives together. So we made some bold moves. We'd always been drink enthusiasts, I want to back up and explain that.

We were those people who had the overflowing fridge of all the experiments. And Jeff made hard cider, and cluster select wines, I made my own vermouth and the liquors and bitters, and you name it, we made drinks. And I was always the designated bartender for our crew. You've got a designated driver, and you've got a designated bartender, and I was the bartender. So you're hearing a lot of alcohol in this. We have a cocktail party; we tended to entertain a lot and enjoy our evening cocktail. So we were thinking about drinks when we made this bold move to rent out our house in Ashland, and we host that for friends on the San Juan Islands, Washington State. It's very a idyllic remote place. And so, we had this deep dive, experimenting with all sorts of drinks and just trying to determine what our niche would be, and we weren't sure what it would be.

And then some friends visited and we took a whale watching trip on the Salish Sea, where we observed a pod of orcas including baby whales, it was just a beautiful magical experience and calm water, just really wonderful. And yet that night, there was something up with me. It was like I was falling down drunk. My equilibrium was a mess, I literally fell going up the stairs. I was eventually diagnosed with this rare neurological malady with a fantastic French name. It's called Mal de Debarquement. Disembarkment syndrome, and I couldn't tolerate alcohol. So at that moment, I pretty much broke up with booze, and found that there was nothing on the market that pleased my palate, and also met my highest standards for ingredients.

And in that moment, we really understood what our right livelihood would be. And that was when we settled on what our product would be. So then we just did this huge deep dive of experimenting and looking at flavors and recipes that I had made in the past, to come up with our original three formulas.

Brett Andrews:	It's an incredible story. And I always say when I'm speaking with founders, that when you're scratching your own itch, that tends to be where the best businesses are found, because you can identify with a problem so closely that you obviously know what's out there because you've been looking for it and then you're fulfilling a market need, that means a lot to you. And so, thanks for sharing that. That's great. So is this about when you guys came up with the reverse bootlegging process. I found like that that was an interesting component to this, that there's a... What's the right word, I guess, trade secret, or I don't know if you mentioned that it's actually patented, but [crosstalk 00:23:23].
Shelley Elkovich:	Yeah, patent pending.
Brett Andrews:	Okay, it's patent pending. So this is more than just where we're mixing up various ingredients. There's actually a component to this that could potentially have some protection down the line.
Shelley Elkovich:	Yeah. So that came about pretty early in our experiments, because I had made a lot of bitters and like I said, infused alcohols, vermouth and liquors and things. And so, I understood what a great flavor carrier or solvent that alcohol is. It really helps to pull flavors, and again, we're not going with medicinally, but it's used medicinally for that reason too, to pull the beneficial properties from botanicals, like if you take a tincture or something medicinally. It's an alcohol based generally. So yeah, we pretty quickly realized that if we could do something like that, if we could harness the flavor and intensity and complexity of botanicals, through alcohol and then remove the alcohol, we'd have a drink that was more robust and substantial than many you would find. So yeah, it was great.
Brett Andrews:	Yeah, that is really special and unique. So, I wanted to actually, for the next round of questions move people through what this process looks like from start to finish because I think a lot of people listening, they may or may not have experience with CPG and even less so in the beverage space. So, maybe we can start a little bit with how you guys go about... We've already talked about the reverse bootlegging, but how do you guys go about sourcing ingredients and refining which flavors or types of beverages that you want to move forward with. And then from there, how it goes into the production, and then ultimately how you're fulfilling to customers, I'd love to pick off each one of those steps of the process if you don't mind.
Shelley Elkovich:	Sure, well, we would hope, eventually to be at a place where we're working directly with farmers. And that's a goal when we're larger, but right now we sourced through various ethical and sustainable brokers of organic botanicals. We have a decent number of ingredients that are sourced here in the Pacific Northwest. And then there are spices that are of course grown internationally, the fir tips types that are something that we forage ourselves at this point, as we grow, we've identified other professional foragers and ways that we could purchase Douglas fir tips from individuals, but right now, it's something that

really gets us out in the woods with our dog and we enjoy that. So we keep that aspect ourselves.

As for the iterations, it started with mason jars in the kitchen, and we started scaling up too little carbonation kits and corny kegs eventually. When we left San Juan's, we had two of our three varietals at proof of concept phase. And so, we moved back to Ashland, in Southern Oregon, which was our hometown then, and just did pop ups where we gave away hundreds and hundreds of drinks. And we had friends help us, corral consumers right off the street and take down their candid responses to our drinks. And my friend was amazing. I think she had like a 97% rate of success, getting people to actually tell her what they thought of her drink. So that was really great.

So that's how we started with our flavors. At some point, I may be interested in working with a beverage developer to accelerate that process. But frankly, that was not in our budget. So we just iterated and iterated and tried our drinks out on people. And that's still primarily what we do.

Brett Andrews: Got it. Yeah, no, that's great. I love that grassroots nature of it and that's how every early company gets get started. But so from there, you mentioned in the use of funds section of the presentation that part of where you plan to spend some of this capital is on beefing up some of the production capacity. Are you managing your own production facility all in house? Do you have a co-packer at any point, I guess, you can share a little bit about how that whole process works? So you've got a formula, you're ready to get it bottled and start pushing it to market, where do we go from there?

Shelley Elkovich: Yeah, so we have a multi-pronged approach for as we scale and I will say yes, right now we manufacture everything in house. The craft brewing model is a good example of how one can continue to scale, and build, and make your own products. We are also looking at the possibility of contract manufacturing at least part of our process out over time. In the mid-range, the range that's probably more applicable to this raise, we'll use a mobile canning unit that can come into our facility and have a small footprint in our places big enough to accommodate them to come in when we launch in cans, and they will can the product for us right there on the spot and then we will pasteurize it. So that's how we'll do cans. We've identified a bottling line as well that we can use to be more efficient in our glass bottles. At this point we have the 750 ml sharing format, the wine bottle format that... I believe there's still reason to hang on to that even though people are so excited about cans.

I think the hospitality that is evoked by a glass bottle on the table at a meal or serving your guests, pouring into the glass from a glass bottle is has a different message than popping up in a can. That said we're also really excited about single format cans, about their convenience, the environmental aspects of aluminum cans being really recyclable. So we're excited about cans as well. Let's see, did I answer enough of your question there?

Brett Andrews:	Yeah. No, I think that was great. Sorry, I tend to give you multi-pronged questions. So if you're not getting to something, it's certainly my fault. But no, I think that sums it up well. Continuing to move down the supply chain. So, I know a good portion of this, I think the majority is what you mentioned in the deck is DTC at the moment. And we talked a bit about, or Arthur talked a bit about, how you guys are getting in front of consumers in that respect. I noticed on that slide, there was also a mention of specialty retail, I was curious how you guys view that as a channel, maybe you can share a little bit about what that split looks like at the moment. But then also within that... Here I go again. Within that specialty retail sector of the market is this on, off premise? Are people buying this and taking it home? Are they drinking it with dinner at a more hospitality, I guess, restaurant type location? Can you share a little bit about that?
Shelley Elkovich:	Yeah, got you. So the way that we developed our model was part of the pandemic pivot, to be honest. Originally, we had thought we would launch in primarily focus on grocery and specialty retail. So when we moved to Portland to launch the brand, we had a couple of regional grocery accounts. One of them we launched with on time with our entire range, the other one that has 18 stores, we were not able to launch with the entire line due to the pandemic and not being able to sample, and that's still on hold, because they're not sampling. And once people taste our drinks, they want to buy them, but it's tricky to be a new category, a new product in the grocery store at a time when people weren't necessarily lingering and discovering new products.
	So, for that reason, we did pivot to DTC, and we launched selling online on our own website in May of 2020. And honestly, I've mentioned silver linings before, that's really been great because it's allowed us to have a more intimate relationship with our customers. We went through the pandemic with our customers and we have, I think, a pretty special close relationship. When I send out an email newsletter, people will write me back even though it's like a news blast. We handwrite cards with each package. So, we're building this intimacy of scale that I mentioned before, and I think a DTC is still probably about twice our wholesale, but wholesale is growing really, really well right now.
	I want to say, I know that the deck says that we're in 85 stores but we're over 100 doors now. And we just added three or four. Four on premise accounts this month, on premise being bars and restaurants. That's been our least focus right now, because obviously the hospitality industry is still recovering. They're bouncing back but they're still recovering. And because we are capacity constrained, the low hanging fruit for us is still in DTC to see and specialty retail and grocery, so those two are our biggest focus. We also have some inroads to corporate culture that I'm really excited about. Corporate events, and both experiences for executives and gifts for employees. There are a number of progressive large corporations that are looking at non-alcoholic is an inclusive beverage option for their employees.

One of them was really exciting for me was, Audible. As you know, our drinks are not a mixer, they're a standalone non-alcoholic cocktail. And because the people who are underserved are the people who are abstaining. I haven't been very interested personally in marking them as a drink to be spiced, even though I do know some people enjoy them that way, including some of our friends. But audible reached out and asked if we would create a recipe for them where the baseline was one of our elevated cocktails, an optional spike was gin. And I realized that, that was really lovely and progressive because everybody was enjoying the same drink. Just some people tipped a little gin into theirs. So that's been interesting and something that I'll continue to think about and explore.

Brett Andrews: That actually is super interesting, I was curious whether or not you've gotten any feedback by people mixing it in with spirits. So I've got a couple additional questions and then we can wrap up here. So, Arthur mentioned something about subscribers, I just wanted to maybe get a clarification on this. Are you guys doing like... I don't know, a month membership type program with this product or is that just the email mailing list that he was referring to?

Shelley Elkovich: He was referring to the mailing list, but we also do have a brand-new drinks club subscription that launched, I want to say June or July, it's new, it's new this summer. So yeah, it's both but, when he was citing that increase in subscribers, he meant the newsletter.

Brett Andrews: Got it, okay. But there is an option if someone... Which wouldn't surprise me is in love with the products can get on some... Getting it on some regular cadence delivered directly to them.

Shelley Elkovich: Absolutely, every other month and they can even go a little further out if they want to.

Brett Andrews: Got it. Makes sense. And then last area I wanted to cover and I'm always a little sensitive to this both because, when we can't get into as we all know any concrete forward looking statements and certainly don't want to do that, but also because I'm always telling founders I'm working with like, hey, focus, focus, focus and get it right and then look to expand after you have done that and you guys I'll talk a little bit about where other people can find more information at the end of this, but you guys are clearly doing that at the moment. But I do think it's helpful for people just for context to get maybe a broader view of how you see the trajectory of the company. So, you can take this question however you want, but whether it's additional product pipeline, you already did talk about the cans as a product, but now that we're five years down the line, what do you see in terms of different product categories that you may get into, if at all, or other SKUs? I'm sure you guys are working on formulations all the time, but maybe just as a more long-term view of where the company could go, if you can keep that open ended and I think it'd be helpful for people to maybe hear a little bit on that.

| Shelley Elkovich: | Sure, absolutely. We are always learning and part of being a startup is iterating. One of the things that I think a lot about is delusion, because our drinks are pretty concentrated and robust, and that's purposeful because I believe that it's really difficult to correct a weak watery drink or an overly sweet drink. However, I designed these recipes to be ready to enjoy over ice. I think a decent number of our consumers, I mean I know a decent number of our consumers, dilute them. So I'm thinking about another, you might call it more approachable line. Probably in cans, I would like to try a sparkling Saskatoon Spritz, so we've got the Eva Spritz, and then I like to do something that is still using the flavor wheelhouse as Campari flavors, that are in the Saskatoon but a sparkler.

So, yeah. Definitely looking at a little more dilute, more approachable, thinking about some other flavors all together that I'll just say that there's other things in the works rather than talk about what they might be. People have asked us whether we will offer a spirit replacer, and I will say you never know but it's not in the first round of our plans. |
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| Brett Andrews: | Certainly. And all that makes sense. As I mentioned before, it's all about focus in the early days and people... I know we didn't get too much into the sales here. You talked a little bit about what you've seen in October and the very strong growth that you've seen there which is super impressive, but if you do look at a revenue chart for you guys it's been very consistent. You have strong year over year growth, and so clearly something's working on all of these fronts. And on that note, I did want to make sure that people listening had some other places that they could go to find some more information, so if for some reason the deck or my Q&A didn't answer all of your questions, I'd encourage you to check out the campaign page for, For Bitter For Worse on the MicroVentures website. If you go to microventures.com and click the Invest tab at the top, you can scroll down, and you'll see their tombstone listed there. And you can click on there.

And there's a wealth of information that we put together in conjunction with the For Bitter For Worse team. So it is everything from, as I mentioned the historical sales, more on the expenses, you can dig a little deeper into the use of funds, we put together some market statistics there. There're also some beautiful images here that I think were not necessarily included in the deck with some videos as well. So, definitely encourage you to check out those, there's also a discussion forum down at the bottom. So, if you still do have a question, after listening to this, I'd encourage you to ask it there. Shelley and her team have done a good job of responding to those and I'm sure they will continue to do so. So that's a good place to engage, because all the other investors who have other questions, they are posted publicly.

So you can scroll through there and see if something else was asked. And then there's also the investment terms. So of course, the reason why we're doing this webinar in the first place is to further educate prospective investors of the capital raise that For Bitter For Worse is going through at the moment. And so, if you'd like to be a part of this, you can check out the terms there. And if you want to participate, I'd encourage you to do so. There's a bright orange Invest |

button up at the top of that same campaign page. If you have an account with us, you likely know how this process works. But if not, I'd encourage you to sign up, it's free to do so. And then you can walk through the steps and contribute and be a part of this great company that they're building. So with that, Shelley, Arthur, is there any final thought that you'd like to share, any other places you'd like to point people towards? I guess trying the product would be a great place to start. So maybe you want to share how they can do that?

Shelley Elkovich: Yeah, Arthur, do you have anything you want to add before I wrap it up?

Arthur: I was just going to add that... No, I would encourage people to go to the site, to the MicroVentures page, obviously, and learn more about the company. Truly, they are very unique in this space, as you mentioned, as people know in a very fast growing category. For Bitter For Worse is certainly polarized in terms of their offering. And we, along with many customers believe that it's above and beyond most of the non-alc products out there.

Shelley Elkovich: Thanks, Arthur. So yeah, if you're interested in trying, first of all, we do offer a gift trio, which is a little sampler pack of three, six ounce bottles, so that you can try each of the varietals. So if you would like to taste as part of your investigation of our brand, I encourage you to do so. I would also encourage you to, as I mentioned, dilute to taste, we say hack our drinks, we have recipes, make them your own. And then yeah, I'm excited about the opportunity. We are really proud of how far we've come with such a limited capital; we've been constrained in terms of capacity and capital and self-funded up until this point.

So this is our friends and family round. We're just raising our very first funds. And we're excited about this platform because it allows sophisticated investors as well as everyday people who maybe don't normally choose to invest in startups, our loyal fans and our new friends alike, a place at our table. So I hope you'll join us. And please do use the discussion part of the page if you have any questions and I look forward to continuing the conversation and hope to see you as stakeholders. Thank you. And thanks, Brett.

Brett Andrews: Yeah, well, thank you, Shelley. And thanks, Arthur for the time, we really appreciate you spending part of your day to share a little bit more about this. I personally think you guys, are right at the forefront of an industry that's just scratching the surface, and if you got a differentiated product, and really excited to follow the progress as you guys continue to grow. So, thanks again for joining us. Thanks for everyone who has tuned in. I really appreciate it